Exhibit 16.1

Securities and Exchange Commission
Washington, D.C. 20549

April 18, 2006

Ladies and Gentlemen:

We were previously principal accountants for Most Home Corp. and, under the date of October 14, 2005, we reported on the consolidated financial statements of Most Home Corp. as of and for the years ended July 31, 2005 and 2004. On April 17, 2006, we resigned our appointment as principal accountants. We have read Most Home Corp.'s statements included under Item 4.01 of its Form 8-K dated April 18, 2006, and we agree with such statements except that we are not in a position to agree or disagree with Most Home Corp.'s statements that (a) the change was approved by the Board of Directors and (b) Manning Elliott was not engaged regarding the application of accounting principles to a specific transaction or the type of audit opinion that might be rendered on Most Home Corp.'s consolidated financial statements.

Very truly yours,

/s/ signed "KPMG LLP"